UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 13)*

Acxiom Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

005125109

(CUSIP Number)

Allison Bennington

ValueAct Capital

435 Pacific Avenue, Fourth Floor

San Francisco, CA 94133

(415) 362-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Christopher G. Karras, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

Ph. (215) 994-4000

August 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 005125109	Page 2 of [ ]

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) ValueAct Capital Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,325,355*** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,165,355**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,325,355***
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person PN
*See Item 3 **See Items 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 005125109	Page 3 of [ ]

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) VA Partners, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,325,355*** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,165,355**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,325,355***
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person OO (LLC)
*See Item 3 **See Items 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 005125109	Page 4 of [ ]

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) ValueAct Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,325,355*** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,165,355**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,325,355***
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person PN
*See Item 3 **See Items 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 005125109	Page 5 of [ ]

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) ValueAct Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,325,355*** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,165,355**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,325,355***
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person OO (LLC)
*See Item 3 **See Items 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 005125109	Page 6 of [ ]

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) Jeffrey W. Ubben
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,325,355*** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,165,355**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,325,355***
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person IN
*See Item 3 **See Items 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 005125109	Page 7 of [ ]

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) George F. Hamel, Jr.
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,325,355*** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,165,355**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,325,355***
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person IN
*See Item 3 **See Items 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP N0. 005125109	Page 8 of [ ]

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) Peter H. Kamin
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,325,355*** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,165,355**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,325,355***
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person IN
*See Item 3 **See Items 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP N0. 005125109	Page 9 of [ ]

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) Louis J. Andreozzi
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,325,355*** 9. Sole Dispositive Power 160,000** 10. Shared Dispositive Power 10,165,355**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,325,355***
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person IN
*See Item 3 **See Items 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP N0. 005125109	Page 10 of [ ]

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) J. Michael Lawrie
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO*
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,325,355*** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,165,355**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,325,355***
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person IN
*See Item 3 **See Items 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

THE PURPOSE OF THIS AMENDMENT NO. 13 IS TO AMEND THE PURPOSE OF TRANSACTION SECTION. IN ADDITION, THE OWNERSHIP PERCENTAGES OF THE REPORTING PERSONS HAVE BEEN UPDATED TO REFLECT THE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK AS SET FORTH IN THE ISSUER’S FORM 10-K/A FOR THE FISCAL YEAR ENDED MARCH 31, 2006. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 4. Purpose of Transaction.

On August 5, 2006, VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P. and ValueAct Capital Management, LLC (together with affiliated funds, “ValueAct Capital”) and the Issuer entered into an agreement (the “Settlement Agreement”) with respect to the election of ValueAct Capital’s three-person slate at the Issuer’s 2006 Annual Meeting of Stockholders (the “Annual Meeting”).

Under the terms of the Settlement Agreement:

•	ValueAct Capital will vote its shares in favor of the Issuer’s slate of board nominees - chairman and company leader Charles D. Morgan, Ann Die Hasselmo, William J. Henderson and Michael J. Durham – and is terminating its proxy solicitation.

•	ValueAct Capital Managing Partner Jeffrey W. Ubben has been appointed to the Issuer’s board of directors for a two-year term, effective immediately. Mr. Ubben will become a member of the board’s corporate governance committee and the newly created finance committee.

•	A second, ValueAct Capital selected, independent candidate for the Issuer’s board will be nominated for a two-year term, increasing the size of the Issuer’s board of directors to 11. Mr. Ubben and the second candidate will be eligible for election to three-year terms in 2008.

•	Until the first year anniversary of the Settlement Agreement, ValueAct Capital, will not sell or trade, whether directly or indirectly, any securities of the Issuer, including without limitation, any derivative securities of the Issuer or related thereto, except with the prior written consent of the Executive Committee of the Issuer’s Board.

•	For so long as Mr. Ubben is a member of the Acxiom Board, ValueAct Capital, will not acquire, whether directly or indirectly, any securities of the Issuer, including without limitation, any derivative securities of the Issuer or related thereto, except with the prior written consent of the Executive Committee of the Issuer’s Board.

A copy of the Settlement Agreement is attached as Exhibit B to this report and is incorporated herein by reference.

On August 7, 2006, the ValueAct Group and the Issuer announced that they have entered into the Settlement Agreement. A copy of the press release is attached as Exhibit C to this report and is incorporated herein by reference.

THIS SCHEDULE 13D IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY COMMON STOCK. THE SOLICITATION AND OFFER TO PURCHASE COMMON STOCK WILL BE MADE, IF AT ALL, PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WOULD BE FURNISHED TO STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. IF THESE MATERIALS ARE FURNISHED TO STOCKHOLDERS, STOCKHOLDERS SHOULD READ THEM CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. IN SUCH EVENT, STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE FROM THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM THE REPORTING PERSONS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR NEW YORK, NY 10004, TOLL FREE: (866) 316-4262.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

VA Partners, ValueAct Management L.P., ValueAct Management LLC, the Managing Members and the other Nominees may be deemed the beneficial owner of an aggregate of 10,325,355 shares of Common Stock, representing approximately 11.7% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 88,031,632 outstanding shares of Common Stock reported in the Issuer’s Form 10-K/A for the fiscal year ended March 31, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 with respect to the Settlement Agreement is incorporated herein by reference.

Item 7. Material to be Filed As Exhibits

A)	Joint Filing Agreement

B)	Settlement Agreement, dated August 5, 2006, among VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P. and ValueAct Capital Management, LLC, on the one hand, and the Issuer, on the other hand.

C)	Press release, dated August 7, 2006

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ValueAct Capital Master Fund L.P., by VA Partners, LLC, its General Partner

Dated: August 7, 2006	By:	/s/ George F. Hamel, Jr.
George F. Hamel, Jr., Managing Member

VA Partners, LLC

Dated: August 7, 2006	By:	/s/ George F. Hamel, Jr.
George F. Hamel, Jr., Managing Member

ValueAct Capital Management L.P., by ValueAct Capital Management, LLC, its General Partner

Dated: August 7, 2006	By:	/s/ George F. Hamel, Jr.
George F. Hamel, Jr., Managing Member

ValueAct Capital Management, LLC

Dated: August 7, 2006	By:	/s/ George F. Hamel, Jr.
George F. Hamel, Jr., Managing Member

Dated: August 7, 2006	By:	*
Jeffrey W. Ubben, Managing Member

Dated: August 7, 2006	By:	/s/ George F. Hamel, Jr.
George F. Hamel, Jr., Managing Member

Dated: August 7, 2006	By:	*
Peter H. Kamin, Managing Member

Dated: August 7, 2006	By:	*
Louis J. Andreozzi

Dated: August 7, 2006	By:	*
J. Michael Lawrie

*By:	/s/ George F. Hamel, Jr.
George F. Hamel, Jr.
Attorney-in-Fact